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Exhibit 99.1

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com

News Release

Media Contact:	Investor Contact:
Jason Stewart	Frank J. Golden
Vice President, Media Relations	Vice President, Investor Relations
(203) 539-8339	(203) 539-8470
jason.stewart@thomson.com	frank.golden@thomson.com

FOR IMMEDIATE RELEASE

Thomson Reports First-Quarter 2007 Results

Revenues increase 11%; operating profit grows 8%

EPS increases to $0.35, from $0.21 a year ago

Net operating cash rises 25%; free cash flow up 25%

(All amounts are in U.S. dollars)

        STAMFORD, Conn., April 26, 2007 — The Thomson Corporation (NYSE: TOC; TSX: TOC), a leading global provider of information services to business and professional customers, today reported that revenues for the first quarter of 2007 increased 11%, to $1.7 billion, and operating profit increased 8%, to $226 million. Diluted earnings per share increased to $0.35 in the first quarter, from $0.21 in the year-ago period.

        "We continued to build momentum in the first quarter, successfully executing on our business and efficiency strategies to drive organic revenue growth and broad-based margin expansion in our operating businesses," said Richard J. Harrington, president and chief executive officer of Thomson. "We achieved solid organic growth of 6%, generated high levels of recurring revenue and improved retention rates as we continued to set the standard for the delivery of must-have electronic solutions, software and services to business and professional customers. Our corporate initiatives to improve operational performance across the organization resulted in higher margins in the business units, and we remain on track to meet our full-year 2007 savings targets. With the pending sale of Thomson Learning, our ability to invest in our businesses and leverage our world-class technology will further enhance our growth and profitability prospects.

        "The Thomson Learning sales process is on schedule and has attracted a very high level of interest from prospective buyers. We anticipate announcing a buyer at the end of the second quarter and closing the transaction in the third quarter. We will use the proceeds from the sale to pursue opportunities aligned with our growth strategy and business model. We will be disciplined in reinvesting the proceeds and will focus on opportunities that drive growth and create value for shareholders."

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Consolidated First-Quarter Financial Highlights:

  •
  Revenues increased 11%, to $1.7 billion, led by strong growth in the Legal and Tax & Accounting business segments. Organic revenue growth was 6% in the quarter, with each business segment across Thomson contributing to the increase.

  •
  Operating profit increased 8%, to $226 million, as a result of strong operating performance, partly offset by $34 million of investments in THOMSONplus initiatives. Operating profit margin was 13.5%, compared with 13.9% in the first quarter of 2006. Excluding THOMSONplus expenses, operating profit increased 20% and the margins increased 130 basis points, to 15.6%, in part reflecting efficiencies derived from the savings initiatives.

  •
  Earnings attributable to common shares were $223 million, or $0.35 diluted earnings per share, compared with $136 million, or $0.21 diluted earnings per share, in the first quarter of 2006. Earnings in the first quarter of 2007 included $35 million of one-time tax benefits. After adjusting for these items, as well as other income, results of discontinued operations and the normalization of the tax rate, earnings were $145 million, or $0.23 per share, compared with $131 million, or $0.20 per share, in the first quarter of 2006.

  •
  Net cash provided by operations was $287 million, compared with $229 million, in the first quarter of 2006. Free cash flow increased 25%, to $137 million, from $110 million.

First-Quarter Operational Highlights:

  •
  Operating performance of the businesses reflected successful execution of the Thomson business model, as well as savings generated by THOMSONplus efficiency initiatives.

  •
  Approximately 85% of Thomson's revenues were derived from electronic solutions, software and services, which grew 12%. In addition, approximately 84% of Thomson revenues were recurring in nature.

  •
  To date, THOMSONplus initiatives have generated approximately $50 million in annual run-rate savings. Thomson remains on track to generate total annual run-rate savings of approximately $150 million by year-end 2008.

First-Quarter Business Segment Highlights:

Legal

  •
  Revenues grew 10%, to $747 million. Organic revenue growth was 7%, foreign exchange contributed 2% and acquisitions added 1%.

  •
  Organic revenue growth was fueled by strong double-digit online growth. Westlaw continued to drive growth, delivering a strong performance across all of its customer segments. Thomson's legal software and services also continued to be strong revenue drivers, posting double-digit increases in the first quarter. The revenue increase for software and services reflected continued strong growth from FindLaw, as well as growth in consulting services.

  •
  Segment operating profit grew 17%, to $207 million, aided by strong revenue growth and efficiency initiatives, resulting in a margin increase of 160 basis points, to 27.7%.

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Financial

  •
  Revenues increased 8%, to $527 million. Organic growth was 4%, and acquisitions and foreign exchange each contributed 2%.

  •
  Organic revenue growth was driven by the strong performance of the investment management, corporate services and investment banking segments. Revenues from Europe and Asia grew at double-digit rates, and a Japanese-language version of Thomson ONE for investment management was launched in the quarter.

  •
  Fixed income-related revenue was affected by softness in the U.S. Treasuries markets, resulting in lower volumes within Thomson's fixed-income transaction business. Revenues declined slightly in the retail wealth management segment, as the business exited a low-margin contract and experienced declines in low-margin legacy desktops.

  •
  Segment operating profit grew 20%, to $95 million, as a result of strong revenue growth and efficiency initiatives, and the corresponding margin increased 180 basis points, to 18.0%.

Tax & Accounting

  •
  Revenues increased 13%, to $160 million. Organic revenue grew 9%, and growth from acquisitions was 4%.

  •
  Thomson Tax & Accounting achieved strong organic growth across its research and guidance, and professional and corporate software and services customer segments, driven by higher new sales and improved retention levels.

  •
  Segment operating profit grew 27%, to $38 million, as a result of strong operating performance and efficiency initiatives, raising the operating margin by 270 basis points, to 23.8%.

Scientific

  •
  Revenues grew 7%, to $149 million. Organic revenues grew 4%, foreign exchange contributed 2% and acquisitions added 1%.

  •
  Revenue growth continued to be driven by the strong performance of Web of Science and Web of Knowledge, corporate solutions and Thomson Pharma. The acquisition of ScholarOne also contributed to revenue growth in the first quarter of 2007. Revenue growth was offset by declines in legacy online products, as well as print and CD offerings.

  •
  Segment operating profit grew 21%, to $34 million, as a result of strong operating performance and efficiency initiatives, raising the operating margin by 270 basis points, to 22.8%.

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Healthcare

  •
  Revenues grew 42%, to $92 million. Revenues from acquisitions contributed 39% and organic revenues grew 3%. Because the first quarter is a relatively small quarter, growth rates were significantly affected by the timing of new customer contracts, as well as contract cancellations.

  •
  Revenue growth was largely driven by the acquisition of Solucient in the fourth quarter of last year. Solucient's offerings further strengthened Thomson's management decision support products for hospitals, and posted solid revenue growth year-over-year.

  •
  Segment operating profit was affected by acquisition-related costs and remained flat year-over-year.

  •
  First-quarter performance of the Healthcare segment is not indicative of its anticipated full-year results, as historically less than 20% of its revenue and 10% of its operating profit have been earned in the first quarter.

Corporate and Other

  •
  Corporate and Other expenses in the first quarter of 2007 increased $42 million, to $91 million, compared with $49 million in the prior-year period. The increase was primarily due to $34 million of THOMSONplus-related costs and certain additional costs related to the company's organizational realignment.

Discontinued Operations

        The former Thomson Learning market group accounted for the majority of results in Discontinued Operations. Discontinued Operations also includes results of certain businesses sold or held for sale, which were formerly managed in Thomson's Legal and Healthcare segments.

Dividend

        The Board of Directors declared a quarterly dividend of $0.245 per common share payable on June 15, 2007 to holders of record as of May 24, 2007.

Normal Course Issuer Bid

        Thomson plans to renew its share repurchase program (normal course issuer bid) for an additional 12-month period and expects to repurchase up to 15 million of its common shares (representing approximately 2.3% of its issued and outstanding shares as of April 24, 2007). Purchases under the new program may commence on May 7, 2007 and will terminate no later than May 6, 2008. Thomson may repurchase shares in open market transactions on the Toronto Stock Exchange or the New York Stock Exchange. Under its existing normal course issuer bid, which began on May 5, 2006 and expires on May 4, 2007, Thomson has purchased 6,285,000 common shares through April 24, 2007 at an average price of US$40.55 per share. Since beginning share repurchases in May 2005, Thomson has purchased approximately 19.6 million common shares for a total cost of approximately $736.9 million. As of April 24, 2007, Thomson had 639,999,563 issued and outstanding common shares. Decisions regarding the timing of future repurchases will be based on market conditions, share price and other factors. Thomson may elect to suspend or discontinue the bid at any time. Shares repurchased under the bid will be cancelled.

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        From time to time, when Thomson does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of common shares at times when Thomson ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Thomson's broker will be adopted in accordance with the requirements of applicable Canadian securities laws and Rule 10b5-1 under the U.S. Securities Exchange Act of 1934.

Business Outlook

        The business outlook for 2007 that was provided on February 8, 2007 remains unchanged.

  •
  Revenue growth is expected to be at the high end of the company's long-term target range of 7%-9%, prior to the deployment of the proceeds from the sale of Thomson Learning.

  •
  Operating margin is expected to be at or above 2006 levels, despite increasing investments in efficiency initiatives.

  •
  Cash generated by continuing operations is expected to grow, excluding cash generated through deployment of the Thomson Learning sale proceeds.

        Thomson expects its performance to further strengthen in 2008. The company expects to sustain its long-term revenue growth rates; operating margin is expected to increase to above 20%; and free cash flow is expected to strengthen, as improvements in operating performance are projected to more than offset the loss of Thomson Learning's free cash flow, even before deployment of the Thomson Learning sale proceeds.

The Thomson Corporation

        The Thomson Corporation (www.thomson.com) is a global leader in providing essential electronic workflow solutions to business and professional customers. With operational headquarters in Stamford, Conn., Thomson provides value-added information, software tools and applications to professionals in the fields of law, tax, accounting, financial services, scientific research and healthcare. The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

The Thomson Corporation will webcast a discussion of first-quarter results beginning at 8:30 a.m. ET today. To participate in the webcast, please visit www.thomson.com and click the "Investor Relations" link located at the top of the page.

        The Corporation's financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in U.S. dollars. When applicable, prior periods are restated for discontinued operations. This news release includes certain non-GAAP financial measures, such as adjusted earnings from continuing operations and free cash flow. We use these non-GAAP financial measures as supplemental indicators of our operating performance and financial position. These measures do not have any standardized meanings prescribed by GAAP and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with GAAP. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures are set forth in the tables below.

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        This news release, in particular the section under the heading "Business Outlook," includes forward-looking statements, such as the Corporation's beliefs and expectations regarding its financial performance in 2007 and 2008. These statements are based on certain assumptions and reflect the Corporation's current expectations. Forward-looking statements also include statements about the Corporation's beliefs and expectations related to its ability to deliver continued revenue growth and profitability, its ability to continue to increase shareholder value, its anticipated run-rate savings related to THOMSONplus and the timing of the completion of the sale of its Thomson Learning businesses. All forward-looking statements in this news release are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results or events to differ materially from current expectations are actions of competitors; failure to fully derive anticipated benefits from acquisitions and divestitures; failure to develop new products, services, applications and functionalities to meet customers' needs, attract new customers or expand into new geographic markets; and changes in the general economy. Additional factors are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation's latest annual information form, which is also contained in its most recently filed annual report on Form 40-F. A discussion of material assumptions related to the Corporation's Business Outlook is contained in its most recently filed management's discussion and analysis. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Consolidated Statement of Earnings
(millions of U.S. dollars, except per common share data)
(unaudited)

	Three Months Ended March 31,
	2007	2006
Revenues	1,669	1,507
Cost of sales, selling, marketing, general and administrative expenses	(1,267)	(1,133)
Depreciation	(115)	(105)
Amortization	(61)	(60)

Operating profit	226	209
Net other income	6	38
Net interest expense and other financing costs	(53)	(52)
Income taxes	31	10

Earnings from continuing operations	210	205
Earnings (loss) from discontinued operations, net of tax	14	(68)

Net earnings	224	137
Dividends declared on preference shares	(1)	(1)

Earnings attributable to common shares	223	136

Basic and diluted earnings per common share	$0.35	$0.21

Basic weighted average common shares	641,071,690	648,153,472

Diluted weighted average common shares	643,783,735	648,998,104

Reconciliation of Earnings Attributable to Common Shares to
Adjusted Earnings from Continuing Operations(1)
(millions of U.S. dollars, except per common share data)
(unaudited)

	Three Months Ended March 31,
	2007	2006
Earnings attributable to common shares	223	136
Adjustments:
One-time items:
Net other income	(6)	(38)
Tax on above item	—	(1)
Tax benefits	(35)	(9)
Interim period effective tax rate normalization(2)	(23)	(25)
Discontinued operations	(14)	68

Adjusted earnings from continuing operations	145	131

Adjusted diluted earnings per common share from continuing operations	$0.23	$0.20

Notes

(1)
Adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations are earnings attributable to common shares and per share amounts after adjusting for non-recurring items, discontinued operations, and other items affecting comparability. Thomson uses these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders.

(2)
Adjustment to reflect income taxes based on the estimated full-year effective tax rate of the consolidated group. Reported earnings for interim periods reflect income taxes based on estimated effective tax rates of each of the group's jurisdictions. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

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Consolidated Balance Sheet
(millions of U.S. dollars)
(unaudited)

	March 31, 2007	December 31, 2006
Assets
Cash and cash equivalents	350	334
Accounts receivable, net of allowances	1,285	1,364
Inventories	80	72
Prepaid expenses and other current assets	303	297
Deferred income taxes	153	153
Current assets of discontinued operations	868	1,045

Current assets	3,039	3,265
Computer hardware and other property, net	600	624
Computer software, net	656	647
Identifiable intangible assets, net	3,467	3,457
Goodwill	6,674	6,546
Other non-current assets	1,053	1,082
Non-current assets of discontinued operations	4,549	4,511

Total assets	20,038	20,132

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	591	333
Accounts payable and accruals	1,058	1,307
Deferred revenue	1,061	970
Current portion of long-term debt	661	264
Current liabilities of discontinued operations	654	865

Current liabilities	4,025	3,739
Long-term debt	3,275	3,681
Other non-current liabilities	807	785
Deferred income taxes	987	997
Non-current liabilities of discontinued operations	434	449

Total liabilities	9,528	9,651
Shareholders' equity
Capital	2,832	2,799
Retained earnings	7,152	7,169
Accumulated other comprehensive income	526	513

Total shareholders' equity	10,510	10,481

Total liabilities and shareholders' equity	20,038	20,132

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Consolidated Statement of Cash Flow
(millions of U.S. dollars, unaudited)

	Three Months Ended March 31,
	2007	2006
Cash provided by (used in):
Operating activities
Net earnings	224	137
Remove (earnings) loss from discontinued operations	(14)	68
Add back (deduct) items not involving cash:
Depreciation	115	105
Amortization	61	60
Net gains on disposals of businesses and investments	(6)	(41)
Deferred income taxes	(42)	(17)
Other, net	64	64
Pension contributions	(1)	(5)
Changes in working capital and other items	(103)	(123)
Cash used in operating activities — discontinued operations	(11)	(19)

Net cash provided by operating activities	287	229

Investing activities
Acquisitions	(154)	(132)
Proceeds from disposals	6	55
Capital expenditures, less proceeds from disposals	(98)	(66)
Other investing activities	(10)	(11)
Capital expenditures of discontinued operations	(37)	(38)
Other investing activities of discontinued operations	(4)	(3)
Proceeds from disposals of discontinued operations	35	—
Acquisitions by discontinued operations	(54)	(3)

Net cash used in investing activities	(316)	(198)

Financing activities
Repayments of debt	—	(52)
Net borrowings under short-term loan facilities	244	198
Repurchase of common shares	(55)	(168)
Dividends paid on preference shares	(1)	(1)
Dividends paid on common shares	(153)	(139)
Other financing activities, net	10	9

Net cash provided by (used in) financing activities	45	(153)

Translation adjustments	—	—

Increase (decrease) in cash and cash equivalents	16	(122)
Cash and cash equivalents at beginning of period	334	407

Cash and cash equivalents at end of period	350	285

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow(1)
(millions of U.S. dollars, unaudited)

	Three Months Ended March 31,
	2007	2006
Net cash provided by operating activities	287	229
Capital expenditures	(98)	(66)
Other investing activities	(10)	(11)
Capital expenditures of discontinued operations	(37)	(38)
Other investing activities of discontinued operations	(4)	(3)
Dividends paid on preference shares	(1)	(1)

Free cash flow	137	110

Notes

(1)
Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on preference shares. Thomson uses free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions.

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2007 Business Segment Information
(millions of U.S. dollars)
(unaudited)

	Three Months Ended March 31,
	2007	2006	Change
Revenues:
Legal	747	678	10%
Financial	527	487	8%
Tax & Accounting	160	142	13%
Scientific	149	139	7%
Healthcare	92	65	42%
Intercompany eliminations	(6)	(4)

Total revenues	1,669	1,507	11%

Operating Profit:
Segment operating profit
Legal	207	177	17%
Financial	95	79	20%
Tax & Accounting	38	30	27%
Scientific	34	28	21%
Healthcare	4	4	0%
Corporate and other(1)	(91)	(49)

Total segment operating profit	287	269	7%
Amortization	(61)	(60)

Operating profit	226	209	8%

Notes

(1)
Corporate and other includes THOMSONplus costs, corporate costs and certain costs associated with the company's stock incentive and phantom stock plans.

Detail of depreciation by segment:

	Three Months Ended March 31,
	2007	2006
Legal	(48)	(43)
Financial	(46)	(44)
Tax & Accounting	(6)	(6)
Scientific	(7)	(6)
Healthcare	(5)	(4)
Corporate and other	(3)	(2)

	(115)	(105)

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QuickLinks

Consolidated Statement of Earnings (millions of U.S. dollars, except per common share data) (unaudited)
Reconciliation of Earnings Attributable to Common Shares to Adjusted Earnings from Continuing Operations(1) (millions of U.S. dollars, except per common share data) (unaudited)
Consolidated Balance Sheet (millions of U.S. dollars) (unaudited)
Consolidated Statement of Cash Flow (millions of U.S. dollars, unaudited)
Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow(1) (millions of U.S. dollars, unaudited)
2007 Business Segment Information (millions of U.S. dollars) (unaudited)